Mail Stop 6010

June 5, 2006

Jun Bao
President and Chief Executive Officer
BiTech Pharma, Inc.
5980 Horton Street, Suite 405
Emeryville, California 94608

> **Re:** **BiTech Pharma, Inc.**
> **Amendment no. 1 to Form 10-SB**
> **Filed May 8, 2006**
> **File No. 0-51684**

Dear Mr. Bao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General

1. Please provide updated interim financial information in accordance with Item 310(g) of Regulation S-B.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

License and Patent, page F-16

2. Please refer to your response to prior comment 10. Please tell us the specific authoritative literature used in determining the appropriateness of capitalizing legal costs and the related license fees associated with the process of obtaining patent approval and deferring amortization until the time the patent is awarded.

22. Pro Forma Financials, page F-32

3. Please include per share data in your pro forma financials presented in note 22 of the financial statements.

Guizhou Xingye Pharmaceutical Co. Ltd Financial Statements

4. Please include the audited financial statements of Guizhou Yibai Xingye Pharmaceutical Co. Ltd. along with the audit report filed as an exhibit.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Charles Law, Esquire